UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of July 2015

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on July 28, 2015: Major Multi-National Technology Company Places Material Order to Extend Jacada Visual IVR into Additional EMEA Markets

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	July 28, 2015

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Major Multi-National Technology Company Places Material Order to Extend Jacada Visual IVR into Additional EMEA Markets

Additional business units go live with Jacada Visual IVR for customer support and product activation

ATLANTA--(BUSINESS WIRE)--July 28, 2015--Jacada, Inc., a leading global provider of customer experience technology designed to simplify the interaction between businesses and their customers, announced today that its Visual IVR solution has been launched in additional business units of its Fortune 50 technology customer as a result of a material order that was recently placed. As a multi-national customer, the Visual IVR deployment will now extend beyond its initial US roll-out and include several areas of EMEA including Ireland, South Africa, and the UK. As a pioneer and owner of several patents surrounding Visual IVR technology, this is a true milestone for Jacada in the maturity of the Visual IVR market.

The Jacada Visual IVR solution provides consumers an effortless way to connect with companies from their device of choice to get immediate answers. It enables them to connect with the right people in the company efficiently and in a personalized manner. Visual IVR increases customer loyalty, decreases the cost to serve, and provides a better overall consumer experience.

Jacada Visual IVR helps customers activate products as well as efficiently connect with the company for sales and support from mobile devices. The Jacada service has already provided significant benefits to this technology company and continues to receive very positive feedback from their customers. Additionally, the service supports the companies’ mobile initiatives.

“Jacada introduced its Visual IVR product to the market to solve customer service frustrations, and we are pleased that it has been doing this for this world renowned company for many months now,” says Guy Yair, Co-Chief Executive Officer of Jacada. “Today I am happy to announce that the benefits of Visual IVR are now recognized by one of the largest, most well-known companies in the world, and that we are proud to have such a reputable technology peer as a customer.”

About Jacada

Jacada Inc. enables organizations to deliver effortless customer self-service and agent assisted interactions by implementing cutting-edge mobile, smart device, and web based visual IVR solutions, as well as optimized agent desktops, and business process optimization tools. Customers can benefit from an improved customer experience at every touch point with the organization, whether at the contact center, on the mobile, the website, or at the retail store. Most Jacada deployments provide complete return on investment within the first three to seven months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Senior Digital Marketing Manager
ljudge@jacada.com